

Mail Stop 3561

March 2, 2010

Via Fax & U.S. Mail

Mr. Dara Khosrowshahi, Chief Executive Officer
Expedia, Inc.
333 108th Avenue NE
Bellevue, Washington 98004

> **Re:** **Expedia, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed February 11, 2010**
> **File No. 000-51447**

Dear Mr. Khosrowshahi:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38
Critical Accounting Policies and Estimates, page 43
Other Long-Term Liabilities, page 45
Occupancy Tax, page 45

1. Given the significant number of lawsuits related to occupancy taxes disclosed in Item 3 and the potential liability with regard to such lawsuits, we believe disclosure of such contingencies should be given prominence in your MD&A discussion as a known uncertainty in accordance with Item 303(A)(3)(ii) of Regulation S-K. Your revised disclosures should include a robust discussion of the nature of contingencies related to these lawsuits, including amount of and changes to the accruals in the financial statements, any relevant updates in the lawsuits, and how the potential losses may impact the company's liquidity.

Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-7
Note 2 – Significant Accounting Policies, pageF-7
Occupancy Tax, page F-13

2. Please clarify for us and describe in greater detail in the notes to your consolidated financial statements in future filings how occupancy taxes are calculated and charged by Expedia to customers. Specifically, your response and revised disclosures should indicate whether the tax recovery charge collected from the customer is calculated and charged based on the full amount paid by the customer (including the amounts retained by Expedia) or solely based on the room rate paid to the hotel by the customer. We may have further comment upon receipt of our response.

Note 3 – Acquisitions and Other Investments

3. We note that you have entered into various transactions with minority shareholders of certain companies that you hold a controlling interest to purchase, or the minority shareholders may sell, the additional shares of such companies at fair value or an adjusted fair value, beginning the first quarter of fiscal 2011. We note that such redeemable non-controlling interests have been classified as long-term liabilities, and the changes in fair value of the redeemable non-controlling interests are recorded as charges or credits to retained earnings. Please tell us why you believe it is appropriate that such changes in the fair value of the redeemable non-controlling interests should be recorded within retained earnings rather than recognized in the statements of operations and provide us with the accounting guidance that you relied upon in determining your accounting treatment.

Note 5 – Goodwill and Intangible Assets, Net, page F-20
Goodwill, page F-21

4. Please revise your goodwill footnote in future filings to include all disclosures required by ASC Topic 350-20-50-1(a)-(h), as applicable, regarding changes to the carrying amount of goodwill during the period for each year a statement of financial position is presented.

Note 5 – Goodwill and Intangible Assets, Net, page F-20
Intangible Assets with Definite Lives, page F-21

5. Please revise your footnote in future filings to include the disclosures required by ASC Topic 350-30-50-2(c)-(d), as applicable.

Note 16 – Segment Information, page F-35
Geographic Information, page F-38

6. We note your presentation of revenue by geographic area. Please revise future filings to disclose the basis for attributing revenues from external customers to individual countries. Refer to ASC Topic 280-10-50-41a.

7. In a related matter, we note that you have included revenue from the United States and all other countries as required by ASC Topic 280-10-50-41a. Given your disclosures in the annual report that your international business is increasing, to the extent revenue from any single foreign country is material, please revise future filings to disclose such amounts separately. Your property and equipment disclosure should be similarly revised in accordance with ASC Topic 280-10-50-41b as necessary.

8. We refer to the December 31, 2008 segment disclosures on page F-37. Given your disclosures in note 5 on page F-21 that $2.5 billion of the 2008 goodwill impairment related to the Leisure segment and $282 million of the 2008 goodwill impairment related to the TripAdvisor segment and all of the $223 million of the 2008 intangibles impairment related to the Leisure segment, it is unclear why the amounts for impairment are listed in the Corporate and Eliminations segment for the year ended December 31, 2008. Please advise.

Note 17 – Valuation and Qualifying Accounts, page F-39

9. Please explain to us and revise your footnote in future filings to describe the nature of the amounts recognized in Charges to Other Accounts and why such charges made to accounts other than earnings were appropriate. Furthermore, we note that you provide the beginning and ending balance for other reserves; however, please revise to include

the activity roll-forward comprising the year over year changes to other reserves for each period presented.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief